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                              December 20, 2022

       Claudius Tsang
       Chief Executive Officer and Chief Financial Officer
       ASPAC I Acquisition Corp.
       Level 39, Marina Bay Financial Centre Tower 2
       10 Marina Boulevard
       Singapore 018983

                                                        Re: ASPAC I Acquisition
Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Form 10-Q for the
quarter ended September 30, 2022
                                                            File No. 001-41285

       Dear Claudius Tsang:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require
 Claudius Tsang
FirstName LastNameClaudius
ASPAC I Acquisition  Corp. Tsang
Comapany20,
December  NameASPAC
              2022      I Acquisition Corp.
December
Page 2    20, 2022 Page 2
FirstName LastName
         you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
Notes to Financial Statements
Note 7 - Shareholders' Equity, page F-15

2. We note you have classified the 2,875,000 private placements warrants as equity. Your
         disclosure within your S-1 also indicated that "   If the private
placement warrants are held
         by someone other than our sponsor or its permitted transferees, the placement warrants will be redeemable by us and exercisable by such holders on the same basis as the warrants included in the units being sold in this offering." Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the private placement warrants as equity. As part of your analysis, please specifically address the cashless exercise provisions of the warrant agreement and explain whether you believe there are potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. If so, tell us how you concluded that such a provision would not preclude the private placement warrants from being indexed to the entity's stock based on the guidance in ASC 815-40.
Form 10-Q for the quarter ended September 30, 2022

Notes to Condensed Financial Statements
Note 2 - Summary of Significant Accounting Policies
Class A Ordinary Shares Subject to Possible Redemption, page 8

3. We note your disclosure that you have changed your accounting method for Class A ordinary shares subject to possible redemption to accrete the changes in the redemption value over the period from the date of issuance to the earliest redemption date of the instrument as of March 2022, and that you comply with ASC 250 which requires that an entity may voluntarily change an accounting principle only if it justifies the use of an allowable alternative accounting principle on the basis that it is preferable and meets criteria such as authoritative support, rationality and industry practice. Please revise your disclosure in future filings to provide the disclosures required by ASC 250-10-50-1 through 250-10-50-3 and provide us with your proposed disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have any questions.
 Claudius Tsang
ASPAC I Acquisition Corp.
December 20, 2022
Page 3


FirstName LastNameClaudius Tsang         Sincerely,
Comapany NameASPAC I Acquisition Corp.
                                         Division of Corporation Finance
December 20, 2022 Page 3                 Office of Real Estate & Construction
FirstName LastName